TILES Trust No. 2006-1 10-K

Exhibit 97

MS STRUCTURED ASSET CORP.
COMPENSATION RECOUPMENT POLICY

This MS Structured Asset Corp. Compensation Recoupment Policy (“Policy”) has been adopted by the Sole Director (the “Director”) of MS Structured Asset Corp (the “Company”). This Policy provides for the recoupment of Erroneously Awarded Compensation from Covered Executives in the event of an Accounting Restatement in accordance with the terms and conditions set forth herein. This Policy is intended to comply with the requirements of Section 10D of the Exchange Act (as defined below) and Section 303A.14 of the NYSE Listed Company Manual (collectively, the “Clawback Rules”).

1.	Definitions. For the purposes of this Policy, the following terms shall have the meanings set forth below.

(a)          “Accounting Restatement” means a restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under U.S. federal securities laws that is required in order to correct:

(i)	an error in previously issued financial statements that is material to the previously issued financial statements such that previously issued financial statements require refiling (““Big R” restatement”); or

(ii)	an error in previously issued financial statements that is material to the current period financial statements if (A) left uncorrected, or (B) the correction were recorded only in the current period (““little r” restatement”) (in either case, due to the materiality of the impact the error would have on the current period, the previously issued financial statements must be revised to correct it even though the error may not have been material to those financial statements and such revision is made in the current period filing without reissuance of financial statements).

For purposes of the Policy, the Company shall determine whether a restatement of the Company’s financial statements is an Accounting Restatement in accordance with procedures adopted by the Company, as in effect at the time of the relevant restatement and described in Section 2 of this Policy. For purposes of this Policy, an Accounting Restatement shall not be deemed to occur in the event of a revision of the Company’s financial statements due to an out-of-period adjustment (i.e., when the error is immaterial to the previously issued financial statements and the correction of the error is also immaterial to the current period) or a retrospective (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; or (5) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.

(b)          “Covered Compensation” means any Incentive-based Compensation “received” by a Covered Executive during the applicable Recoupment Period; provided that:

(i)	such Covered Compensation was received by such Covered Executive (A) after the Effective Date, (B) after he or she commenced service as an Executive Officer and (C) while the Company had a class of securities publicly listed on a United States national securities exchange; and

(ii)	such Covered Executive served as an Executive Officer at any time during the performance period applicable to such Incentive-based Compensation.

For purposes of this Policy, Incentive-based Compensation is “received” by a Covered Executive during the fiscal period in which the Financial Reporting Measure applicable to such Incentive-based Compensation (or portion thereof) is attained, even if the payment or grant of such Incentive-based Compensation is made before or after such fiscal period.

(c)          “Covered Executive” means any current or former Executive Officer.

(d)          “Effective Date” means the date on which Section 303A.14 of the NYSE Listed Company Manual becomes effective.

(e)          “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

(f)          “Executive Officer” means each individual who is designated by the Director as an “officer” of the Company as defined in Rule 16a-1(f) under the Exchange Act. For the avoidance of doubt, the identification of “Executive Officer” for purposes of this Policy shall include each executive officer identified pursuant to Item 401(b) of Regulation S-K, as well as the Principal Accounting Officer. The determination as to an individual’s status as an Executive Officer shall be made by the Director and such determination shall be final, conclusive and binding on such individual and all other interested persons.

(g)          “Financial Reporting Measure” means any (i) reporting measure of the Company that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, (ii) stock price measure of the Company, or (iii) total shareholder return measure of the Company (and any measures that are derived wholly or in part from any measure referenced in clause (i), (ii) or (iii) above). For the avoidance of doubt, any such measure does not need to be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission to constitute a Financial Reporting Measure.

(h)          “Incentive-based Compensation” means any compensation (including, for the avoidance of doubt, any cash or equity or equity-based compensation, whether deferred or current) that is granted, earned and/or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For purposes of this Policy, “Incentive-based Compensation” does not include discretionary cash bonus or discretionary awards of time-vested stock units.

(i)          “NYSE” means the New York Stock Exchange, or any successor thereof.

(j)          “Recoupment Period” means the three fiscal years completed immediately preceding the date of any applicable Restatement Date. Notwithstanding the foregoing, the Recoupment Period additionally includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years, provided that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months would be deemed a completed fiscal year.

(k)          “Restatement Date” means the earlier of (i) the date that the Director concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, and (ii) the date on which a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

2.	Recoupment of Erroneously Awarded Compensation.

(a)          In the event of an Accounting Restatement, if the amount of any Covered Compensation received by a Covered Executive (the “Awarded Compensation”) exceeds the amount of such Covered Compensation that would have otherwise been received by such Covered Executive if calculated based on figures included within financial statements that were restated pursuant to an Accounting Restatement (the “Adjusted Compensation”), the Company shall reasonably promptly recover from such Covered Executive an amount equal to the excess of the Awarded Compensation over the Adjusted Compensation (such excess amount, the “Erroneously Awarded Compensation”), subject to Sections (3)(b) and (3)(c) hereof. The Director shall make all determinations regarding the amount of Erroneously Awarded Compensation.

(b)          If (i) the Financial Reporting Measure applicable to the relevant Covered Compensation is a stock price or total shareholder return measure (or any measure derived wholly or in part from either of such measures) and (ii) the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, then the amount of Erroneously Awarded Compensation shall be determined based on the Company’s reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return (or the derivative measure thereof) upon which such Covered Compensation was received and the Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to the NYSE.

(c)          The amount of Erroneously Awarded Compensation shall be calculated without regard to any taxes paid.

(d)          For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on (i) if or when the restated financial statements are filed with the Securities and Exchange Commission; or (ii) any fault of any Covered Executive for the accounting errors or other actions leading to an Accounting Restatement.

(e)          Notwithstanding anything to the contrary in Sections 3(a) through (d) hereof, the Company shall not be required to recover any Erroneously Awarded Compensation in circumstances where non-recovery is expressly permitted by the Clawback Rules, including if both (x) the conditions set forth in either of clause (i) or (ii) below are satisfied and (y) the Director has determined that recovery of the Erroneously Awarded Compensation would be impracticable:

(i)	the direct expense paid to a third party to assist in enforcing the recovery of the Erroneously Awarded Compensation under this Policy would exceed the amount of such Erroneously Awarded Compensation to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 3(e), the Company shall have first made a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to make such recovery, and provide that documentation to the NYSE; or

(ii)	recovery of the Erroneously Awarded Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

(f)          To the extent that a Covered Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Covered Officer. The applicable Covered Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

3.    Method of Recovery. The Director shall determine, in its sole discretion, the manner and timing in which any Erroneously Awarded Compensation shall be recovered from a Covered Executive in accordance with applicable law, including, without limitation, by (i) requiring reimbursement of Covered Compensation previously paid in cash; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity or equity-based awards; (iii) offsetting the Erroneously Awarded Compensation amount from any compensation otherwise owed by the Company or any of its affiliates to the Covered Executive; (iv) cancelling outstanding vested or unvested equity or equity-based awards; and/or (v) taking any other remedial and recovery action permitted by applicable law. For the avoidance of doubt, except as set forth in Section 2(e), in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation; provided that, to the extent necessary to avoid any adverse tax consequences to the Covered Executive pursuant to Section 409A of the Code, any offsets against amounts under any nonqualified deferred compensation plans (as defined under Section 409A of the Code) shall be made in compliance with Section 409A of the Code.

4.    No Indemnification. The Company shall not indemnify any Covered Executive, directly or indirectly, for any losses that such Covered Executive may incur in connection with the recovery of Erroneously Awarded Compensation pursuant to this Policy, including through the payment of insurance premiums or gross-up payments.

5.    Public Disclosures. As required by the Clawback Rules, the Company shall provide public disclosures related to this Policy and any applicable recoveries of Erroneously Awarded Compensation.

6.    Administration. This Policy shall be administered by the Director. All decisions of the Director shall be final, conclusive and binding upon the Company and the Covered Executives, their beneficiaries, executors, administrators and any other legal representative. The Director shall have full power and authority to (i) administer and interpret this Policy, (ii) correct any defect, supply any omission, and reconcile any inconsistency in this Policy and (iii) make any other determination and take any other action that the Director deems necessary or desirable for the administration of this Policy and to comply with applicable law (including Section 10D of the Exchange Act) and applicable stock market or exchange rules and regulations. Notwithstanding anything to the contrary contained herein, to the extent permitted by the Clawback Rules, the Director may, in its sole discretion, at any time and from time to time, administer this Policy.

7.     Amendment/Termination. Subject to the Clawback Rules, this Policy may be amended or terminated by the Director at any time. To the extent that any applicable law, or stock market or exchange rules or regulations require recovery of Erroneously Awarded Compensation in circumstances in addition to those specified herein, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Erroneously Awarded Compensation to the fullest extent required by such applicable law, stock market or exchange rules and regulations. Unless otherwise required by applicable law, this Policy shall no longer be effective from and after the date that the Company no longer has a class of securities publicly listed on a United States national securities exchange. To the extent the Clawback Rules cease to be in force or cease to apply to the Company, and unless otherwise required by applicable law, this Policy shall also cease to be in force.

8.     Interpretation. Notwithstanding anything to the contrary herein, this Policy is intended to comply with the Clawback Rules (and any applicable regulations, administrative interpretations or stock market or exchange rules and regulations adopted in connection therewith). The provisions of this Policy shall be interpreted in a manner that satisfies such requirements, and this Policy shall be operated accordingly. If any provision of this Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid such conflict. In no event is this Policy intended to be broader than, or to require recoupment in addition to, that required pursuant to the Clawback Rules.

9.     Other Compensation Clawback/Recoupment Rights. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies, rights, or requirements with respect to the clawback or recoupment of any compensation that may be available to the Company pursuant to the terms of any other recoupment or clawback policy of the Company (or any of its affiliates) that may be in effect from time to time, any provision in any employment agreement, offer letter, equity plan, equity award agreement or similar agreement and any other legal remedies available to the Company, as well as applicable law, stock market or exchange rules, listing standards or regulations; provided, however, that any amounts recouped or clawed back under any other policy or provision that would be recoupable under this Policy shall count toward any required clawback or recoupment under this Policy and vice versa.

10.   Exempt Compensation. Notwithstanding anything to the contrary herein, the Company has no obligation to seek recoupment of amounts paid to a Covered Executive which are granted, vested or earned based solely upon the occurrence or non-occurrence of nonfinancial events. Such exempt compensation includes, without limitation, base salary, time-vesting awards, compensation awarded on the basis of the achievement of metrics that are not Financial Reporting Measures or compensation awarded solely at the discretion of the Director, provided, that such amounts are in no way contingent on, and were not in any way granted on the basis of, the achievement of any Financial Reporting Measure.

11.	Miscellaneous.

(a)          Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this Policy shall be deemed to include the restrictions imposed herein and incorporate this Policy by reference and, in the event of any inconsistency, the terms of this Policy will govern. For the avoidance of doubt, this Policy applies to all compensation that is received on or after the Effective Date, regardless of the date on which the award agreement or other document setting forth the terms and conditions of the Covered Executive’s compensation became effective.

(b)          This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

(c)          All issues concerning the construction, validity, enforcement and interpretation of this Policy and all related documents, including, without limitation, any employment agreement, offer letter, equity award agreement or similar agreement, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

(d)          The Covered Executives, their beneficiaries, executors, administrators, and any other legal representative and the Company shall initially attempt to resolve all claims, disputes or controversies arising under, out of or in connection with this Policy by conducting good faith negotiations amongst themselves. To ensure the timely and economical resolution of disputes that arise in connection with this Policy, unless you are bound by an arbitration agreement with the Company covering any dispute arising out of or in any way connected with Incentive-based Compensation, the United States District Court for the Southern District of New York or, if the United States District Court for the Southern District of New York does not have subject matter jurisdiction, the Supreme Court for the State of New York, New York County, shall have exclusive jurisdiction over any and all disputes, claims, or causes of action arising from or relating to the enforcement, performance or interpretation of this Policy. The Covered Executives, their beneficiaries, executors, administrators, and any other legal representative and the Company, shall not commence any suit, action or other proceeding arising out of or based upon this Policy except in the United States District Court for the Southern District of New York or any New York court, and hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that such party is not subject to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Policy or the subject matter hereof may not be enforced in or by such courts. To the fullest extent permitted by law, the Covered Executives, their beneficiaries, executors, administrators, and any other legal representative, and the Company, shall waive (and shall hereby be deemed to have waived) the right to resolve any such dispute through a trial by jury.

(e)          If any provision of this Policy is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

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